

March 9, 2015

<u>Via U.S. Mail</u>
Ms. Leada Tak Tai Li
Chief Financial Officer
China Precision Steel, Inc.
18th Floor, Teda Building
87 Wing Lok Street, Sheungwan, Hong Kong

> **Re:** **China Precision Steel, Inc.**
> **Form 10-K**
> **Filed October 14, 2014**
> **File No. 0-23039**

Dear Ms. Li:

We issued comments to you on the above captioned filing on February 9, 2015. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by March 23, 2015.

If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

Please contact Jenn Do at (202) 551-3743 or me at (202) 551-3355 if you have any questions.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Branch Chief